FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Unveils BlackBerry Tag - Coming Soon to BlackBerry Smartphones	2

Document 1

October 10, 2011

RIM Unveils BlackBerry Tag - Coming Soon to BlackBerry Smartphones

• BlackBerry Tag enables effortless ‘tap to share’ exchanges of multimedia content and contact info between friends

• Friends can also add each other as BBM contacts with a simple ‘tap’

Dubai, UAE – GITEX -  During his keynote presentation at the GITEX conference in Dubai, Research In Motion (NASDAQ: RIMM; TSX: RIM) Co-CEO Jim Balsillie today unveiled a new way for BlackBerry® smartphone users to connect with one another and share multimedia content.

BlackBerry® Tag, which will be incorporated in the next BlackBerry® 7 OS update*, will allow users to share contact information, documents, URLs, photos and other multimedia content by simply tapping their BlackBerry smartphones together. BlackBerry Tag will also enable friends to instantly add one another as contacts on BBM™ (BlackBerry® Messenger).

"BlackBerry Tag is an exciting and innovative feature that makes sharing contact information and multimedia content effortless and seamless,” said Jim Balsillie, Co-CEO at Research In Motion. “BlackBerry Tag opens a new dimension to the BlackBerry platform that is powerful, simple and intuitive and we think it will be welcomed by both users and developers.”

BlackBerry Tag takes advantage of Near Field Communications (NFC) technology included in the recently launched BlackBerry® Bold™ 9900/9930 and BlackBerry® Curve™ 9350/9360/9370 smartphones, and these are the first BlackBerry smartphones that will support BlackBerry Tag.

RIM also announced plans to expose BlackBerry Tag through APIs on the BlackBerry platform, allowing software developers to take advantage of "tap to share" functionality from within their own applications.

* Subject to network operator certifications. Check with your local operator for availability.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 13, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations